UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

141, Uisadang-daero, Yeongdeungpo-gu, Seoul 07332, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Changes in the Number of Shares Owned by the Largest Shareholder

of KB Financial Group Inc.

On January 21, 2021, KB Financial Group Inc. (“KB Financial Group”) reported that the number of shares owned by its largest shareholder, the Korean National Pension Service, had decreased from 41,402,150 shares of common stock, representing 9.96% of 415,807,920 total shares, to 41,287,280 shares of common stock, representing 9.93% of the total shares based on the shareholder registry of KB Financial Group as of December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: January 21, 2021	By: /s/ Hwan-Ju Lee
(Signature)

Name: Hwan-Ju Lee

Title: Senior Executive Vice President and Chief Finance Officer